UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the Month of October 2024
Commission File Number: 001-40488

MOLECULAR PARTNERS AG
(Translation of registrant's name into English)

Wagistrasse 14
8952 Zürich-Schlieren
Switzerland
Telephone: +41 447557700
(Address of registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☒ Form 20-F ☐ Form 40-F

EXPLANATORY NOTE
On October 24, 2024, Molecular Partners AG (the “Company”) entered into an underwriting agreement (the “Underwriting Agreement”) with Leerink Partners LLC and TD Securities (USA) LLC as representatives of the several underwriters named therein (the “Underwriters”), in connection with the issuance and sale by the Company in an underwritten registered direct offering (the “Offering”) by the Company of 3,642,988 American Depositary Shares (“ADSs”) representing 3,642,988 ordinary shares, nominal value CHF 0.10 per share, of the Company at an offering price of $5.49 per ADS. Gross proceeds from the Offering, before deducting underwriting discounts and commissions and offering expenses payable by the Company, are expected to be approximately $20 million.
The Offering was made pursuant to the Company’s shelf registration statement on Form F-3 (File No. 333-265960), which was declared effective by the Securities and Exchange Commission (the “SEC”) on July 12, 2022, as supplemented by a final prospectus supplement dated October 24, 2024, filed with the SEC pursuant to Rule 424(b) under the Securities Act of 1933, as amended (the “Securities Act”). The Offering is expected to close on or about October 29, 2024, subject to customary closing conditions.
The Underwriting Agreement contains customary representations, warranties and agreements by the Company, customary conditions to closing, indemnification obligations of the Company and the Underwriters, including for liabilities under the Securities Act, and other obligations of the parties and termination provisions. The representations, warranties and covenants contained in the Underwriting Agreement were made only for purposes of such agreement and as of specific dates, were solely for the benefit of the parties to such agreement, and may be subject to limitations agreed upon by the contracting parties.
The foregoing description of the Underwriting Agreement is not complete, does not purport to be a complete description of the rights and obligations of the parties thereunder, and is qualified in its entirety by reference to the full text of the Underwriting Agreement, which is filed herewith as Exhibit 1.1 and incorporated by reference herein.
In connection with the Offering and related increase in the Company’s share capital, on October 25, 2024, the Company filed an updated Articles of Incorporation with the Canton of Zurich, a copy of which is filed herewith as Exhibit 3.1 and incorporated by reference herein.
The legal opinion of Homburger AG relating to the legality of the issuance and sale of the ordinary shares underlying the ADSs offered in the Offering is filed herewith as Exhibit 5.1 and incorporated by reference herein.
On October 25, 2024, the Company issued a press release announcing the Offering. The press release is furnished as Exhibit 99.1 hereto and is incorporated by reference herein.
Forward-Looking Statements
Statements in this Report on Form 6-K that are not strictly historical in nature, including statements regarding the Company’s expectations with respect to the closing of the Offering and the receipt of gross proceeds, are forward-looking statements. These statements are only predictions based on current information and expectations and involve a number of risks and uncertainties. Actual events or results may differ materially from those projected in any of such statements due to various factors, including market risks and uncertainties and risks relating to the satisfaction of customary closing conditions for an offering of securities. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of this report. The Company undertakes no obligation to publicly update or revise the information in this report, including any forward-looking statements, except as may be required by law.
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INCORPORATION BY REFERENCE
This Report on Form 6-K, including the information contained in exhibits 1.1, 3.1, 5.1, 23.1 and 99.1 to this Report, shall be deemed to be incorporated by reference into the Registrant's Registration Statements on Form F-3 (File No. 333-265960) and Form S-8 (File Nos. 333-272974 and 333-280491) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.
Exhibit

1.1	Underwriting Agreement, dated as of October 24, 2024, by and among the Company, Leerink Partners LLC and TD Securities (USA) LLC
3.1	Articles of Incorporation of the Company, as of October 25, 2024 (as currently in effect)
5.1	Opinion of Homburger AG
23.1	Consent of Homburger AG (included in exhibit 5.1)
99.1	Press release dated October 25, 2024
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SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Molecular Partners AG
(Registrant)

Date: October 28, 2024	/s/ PATRICK AMSTUTZ

	Name:	Patrick Amstutz
	Title:	Chief Executive Officer

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